RULE 14F-1
            REPORT OF CHANGE IN MAJORITY OF DIRECTORS

         INFORMATION PURSUANT TO SELECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


      Water Petroleum & Environmental Technologies Company


            REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                        November 15, 2000


     This report is furnished by the Board of Directors of Water Petroleum & Environmental Technologies Company, a Nevada corporation (the "Company"), to the holders of Common Stock, $.001 par value per share, of the Company (the "Common Stock") in connection with the proposed acquisition by Water Petroleum & Environmental Technologies Company, of SkyGivers, Inc., (the "Acquisition"). As a condition of the Acquisition, the following persons will be appointed by the present board members to serve on the board of directors of the Company: Carol Fitzgerald.

     These appointees will constitute a majority of the members of the board of directors following the Acquisition.

     This information is provided for information purposes only.
We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

     This report is first being made available to shareholders on or about November 15, 2000.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table lists, as November 14, 2000, the security ownership of (i) all persons known by the Company to own beneficially 5% or more of Common Stock; (ii) all executive officers; and (iii) each director of the Company.

Title of  Name and Address of           Amount and Nature of   Percentage
Class     Beneficial Owner              Beneficial Ownership    of Class

Common    Curtis Olsen (1)                      -0-                 -0-
          5882 South 900 East, Suite 202
          Salt Lake City,  UT  84121

Common    Allison Olsen (1)                     -0-                 -0-
          5882 South 900 East, Suite 202
          Salt Lake City,  UT  84121
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Common    Kip Eardley                         320,000              6.1%
          5882 S. 900 E.
          Salt Lake City,  UT  84117

Common    Neal M. Brown                       359,800             6.8%
          34 Rice Road
          Hingham,  MA  02043

Common    John Chymboryk                      406,240             7.7%
          5882 S. 900 E.
          Salt Lake City,  UT  84117

Common    Milagro Holdings                  4,000,000           75.5%
          57 W. 200 S., Suite 310
          Salt Lake City,  UT  84101



Common    Officers and Directors                 -0-           -0-%
          as a Group: 2 people

  (1)  Officer and/or director of the Company.

                      NO CHANGE IN CONTROL

     Since the beginning of the Company's last fiscal year, there has been no change of control of the Company.

                     DIRECTORS AND OFFICERS

     PRESENT OFFICERS AND DIRECTORS. None of the Company's current officers and directors received any compensation for their services. The Board of Directors has not established any standing committees or subcommittees. All of the current directors were directors as of the close of the last fiscal year.

     The following persons currently serve as officers and directors of the Company:

     Curtis Olsen
     Allison Olsen

     NOMINEES. As of the date of this Report, there are 5,292,924 shares of the Company's Common Stock issued and outstanding. The following persons will be appointed to serve as directors of the Company upon consummation of the Acquisition pursuant to the Company's Bylaws. Under the Bylaws, no shareholder approval is required.

     The nominees as are follows:

     Carol Fitzgerald
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     The background information on each of the nominees is as
follows:

     Carol L. Fitzgerald, 42 years old, is the Founder and CEO of SkyGivers, Inc., SkyGivers is a company that empowers organizations through technology be enabling non-profits and small businesses to share the financial and communications advantages of the Internet. In 1997, Ms. Fitzgerald was Co-Founder and President of OneFamily.com. In 1999, she became the CEO of OneFamily.com. Ms. Fitzgerald has an extensive business background in sales, marketing and a media research with Fortune 500 and start-up companies. She has more than 14 years experience
Building sales organizations. From 1988 to 1997, she was the founder and CEO of Fitzgerald Enterprises, a consulting firm specializing in sales force motivation, marketing communications and business planning advice for small to mid-capitalization companies. Ms. Fitzgerald has worked as marketing consultant for companies such as Fisher-Price and Corning, Inc.

     Following the Acquisition, Curtis Olsen and Allison Olsen are expected to resign as officers and directors of the Company.

         COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4").
Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 31, 1999.


               Water Petroleum & Environmental Technologies Company By Order of the Board of Directors



               /s/ Curtis Olsen
               President

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